Exhibit 99.1
Waldencast Reports Q3 2024 Financial Results
$70.2 million of Net Revenue Q3 2024
+34.6% Comparable Net Revenue Growth
Both brands accelerating from Q2 2024
+45.5% Obagi Medical and +23.5% Milk Makeup vs Q3 2023
Adjusted EBITDA of $11.4 million, up +134.0% vs Q3 2023
November 20, 2024, London, United Kingdom – Waldencast plc (NASDAQ: WALD) (“Waldencast” or the “Company”), a global multi-brand beauty and wellness platform, today reported operating results for the three months ended September 30, 2024 (“Q3 2024”) and nine months ended September 30, 2024 ("Nine Months 2024") on Form 6-K to the U.S. Securities and Exchange Commission, which are also available on the Company's investor relations site at http://ir.waldencast.com/.
Michel Brousset, Waldencast Founder and CEO, said: “We are pleased to report another quarter of strong results, with Comparable Net Revenue Growth of 34.6% and continued gross margin and Adjusted EBITDA expansion. This reflects the strength of both our Obagi Medical and Milk Makeup brands, driven by increased consumer demand, the introduction of strong innovation in both brands, and improved stock availability. In Q3 2024, our Adjusted EBITDA Margin rose to 16.3%, a 720-basis point improvement over last year. We are confident in our ability to deliver on our guidance of full year Comparable Net Revenue Growth above the 25.7% growth achieved in the second quarter while delivering Adjusted EBITDA Margin in the mid-teens as we continue to leverage the power of our Waldencast platform to drive growth and enhance profitability of our market leading brands.”

Q3 2024 Results Overview & FY 2024 Outlook
Please refer to the definitions and reconciliations set out further in this release with respect to certain adjusted non-GAAP measures discussed below which are included to provide an easier understanding of the underlying performance of the business, but should not be seen as a substitute for the U.S. GAAP numbers presented in this release.
For the three months ended September 30, 2024 compared to the three months ended September 30, 2023:
Net Revenue for Q3 2024 was $70.2 million, a +30.8% increase on a net revenue basis and a +34.6% increase in Comparable Net Revenue Growth. This strong performance reflects the impact of our strategic focus on strengthening the brand equity of both Milk Makeup and Obagi Medical, accelerating the pace of innovation, and expanding the reach of both brands domestically and internationally.
Gross Profit was $48.1 million, compared to Gross Profit of $35.9 million in Q3 2023. Adjusted Gross Profit was $51.4 million, or 73.2% of net revenue, a 400-basis point increase. This increase was driven by growth in higher-margin digital channels, lower inventory adjustments, and product mix.
Net Loss improved from $36.5 million in Q3 2023 to $13.1 million in Q3 2024, driven by improvements in Adjusted Gross Margin, and fair value adjustment for warrants.

Adjusted EBITDA for Q3 2023 was $11.4 million, compared with $4.9 million in Q3 2024, an increase of 134.0%. Adjusted EBITDA Margin was 16.3% of net revenue, a 720-basis point expansion reflecting sales growth and strong operational leverage that has more than offset increased investment in marketing, and the international structure we put in place to support growth.
Liquidity: The business maintained strong cash conversion during Q3 2024 supported by effective working capital management and limited capital expenditure thanks to our asset light business model. However, the Company continues to incur significant non-recurring costs associated with legal and advisory fees. As of September 30, 2024, the Group had $17.6 million in cash and cash equivalents and $154.0 million of Net Debt. In addition, $30 million remains undrawn on the Company's $45 million revolving credit facility as of September 30, 2024.
Outstanding Shares: As of November 15, 2024, the Company had 122,850,904 ordinary shares outstanding, consisting of 112,084,376 Class A ordinary shares outstanding and 10,766,528 Class B ordinary shares outstanding. As of December 31, 2023, the Company had 122,076,410 ordinary shares outstanding, consisting of 101,228,857 Class A ordinary shares outstanding, and 20,847,553 Class B ordinary shares outstanding. Fully Diluted Shares decreased from 129,695,296 at December 31, 2023 to 128,328,987 as of November 15, 2024, primarily driven by forfeitures of unvested shares and lower in-the-money dilutive instruments. All contractual lock-ups with shareholders have now expired.
Fiscal 2024 Outlook: We expect to deliver on our guidance of full year Comparable Net Revenue Growth above the 25.7% growth achieved in the second quarter while delivering Adjusted EBITDA Margin in the mid-teens.

(In millions, except for percentages)	Q3 2024	% Sales	% Growth	% Comp Growth	Q3 2023	% Sales
Waldencast
Net Revenue	70.2	100.0%	30.8%	34.6%	53.7	100.0%
Adjusted Gross Profit	51.4	73.2%	38.3%		37.2	69.2%
Adjusted EBITDA	11.4	16.3%	134.0%		4.9	9.1%

Obagi Medical
Net Revenue	38.7	100.0%	37.4%	45.5%	28.2	100.0%
Adjusted Gross Profit	30.4	78.6%	57.6%		19.3	68.5%
Adjusted EBITDA	7.5	19.3%	129.7%		3.3	11.6%

Milk Makeup
Net Revenue	31.5	100.0%	23.5%		25.5	100.0%
Adjusted Gross Profit	21.0	66.6%	17.5%		17.9	70.0%
Adjusted EBITDA	8.5	27.1%	99.6%		4.3	16.7%

Obagi Medical:
•Net Revenue reached $38.7 million vs $28.2 million in Q3 2023 with Comparable Net Revenue Growth of 45.5%, and Adjusted EBITDA of $7.5 million, a 129.7% increase from Q3 2023.
•The robust net revenue growth for Obagi Medical was driven by: 1) the continued growth of our brand awareness supported by stronger selling and marketing investments; 2) our continued strong innovation including the launch of the power duo of Elastiderm Lift Up & Sculpt Facial Moisturizer and Advanced Filler Concentrate, which helped lift the rest of our Elastiderm franchise; 3) the growth of the brand’s distribution footprint through our continued international expansion, and the acceleration of our digital channels through the expansion of our direct-to-consumer channel capabilities as well as the business model optimization of our main e-commerce business partner. This business model optimization benefit, which resulted from the internalization of this distribution channel in 2023 will normalize in subsequent quarters.
•The U.S. physician dispensed channel returned to growth in Q3 2024 due to better stock levels of key products. Additionally, although we saw improved stock availability in the quarter, out-of-stocks continue to impact select key products in the short-term, with further progress expected in Q4 2024 to support domestic and international expansion.
•Adjusted Gross Margin increased 1,010-basis points to 78.6% compared to Q3 2023, due to a more favorable channel mix and other sourcing and operational efficiency initiatives.
•Adjusted EBITDA Margin rose by 770-basis points to 19.3%, up from 11.6% in Q3 2023.
Milk Makeup:
•Net Revenue reached $31.5 million, up 23.5%, and Adjusted EBITDA of $8.5 million, which doubled from Q3 2023.
•Milk Makeup's brand momentum continues through 1) increased brand awareness and strong consumer engagement; 2) continued expansion of the brand distribution footprint with the addition of four new European retailers in 2024; and 3) new launches in the quarter building on the success of the Cooling Water Jelly Tints, with the introduction of two additional Jelly Tint shades and the launch of Hydro Grip + Glow and Kush High Roller brow and mascara, further strengthening our product offering.
•Adjusted Gross Margin decreased by 340-basis points versus Q3 2023, primarily due to seasonal product mix shift toward lower margin holiday promotional kits and higher off-price channel sales, as well as an inventory provision release in Q3 2023.
•Adjusted EBITDA Margin improved from 16.7% in Q3 2023 to 27.1% in Q3 2024.

Nine Months 2024 Results Overview
For the nine months ended September 30, 2024 compared to the nine months ended September 30, 2023:
Net Revenue was $201.8 million, compared to net revenue of $163.0 million in the Nine Months 2023, a +23.8% increase on a net revenue basis and a +26.9% increase in Comparable Net Revenue Growth.
Gross Profit was $142.3 million, compared to Gross Profit of $104.1 million in the Nine Months 2023. Adjusted Gross Profit was $150.9 million, or 74.8% of net revenue, a margin improvement of 720-basis points.
Net Loss was $26.1 million, compared to a Net Loss of $73.2 million in the Nine Months 2023. Net loss improved primarily due to income related to the fair value adjustment for warrants.
Adjusted EBITDA was $29.1 million, or Adjusted EBITDA Margin of 14.4%, compared to 11.5% in the Nine Months 2023.
Nine Months 2024 Highlights

(In millions, except for percentages)	Nine Months 2024	% Sales	% Growth	% Comp Growth	Nine Months 2023	% Sales
Waldencast
Net Revenue	201.8	100.0%	23.8%	26.9%	163.0	100.0%
Adjusted Gross Profit	150.9	74.8%	37.0%		110.1	67.6%
Adjusted EBITDA	29.1	14.4%	54.9%		18.8	11.5%

Obagi Medical
Net Revenue	107.1	100.0%	25.7%	32.0%	85.2	100.0%
Adjusted Gross Profit	85.3	79.7%	47.8%		57.8	67.8%
Adjusted EBITDA	20.7	19.3%	60.5%		12.9	15.1%

Milk Makeup
Net Revenue	94.7	100.0%	21.7%		77.8	100.0%
Adjusted Gross Profit	65.6	69.2%	25.2%		52.4	67.3%
Adjusted EBITDA	24.2	25.6%	42.5%		17.0	21.9%

Conference Call and Webcast Information
Waldencast will host a conference call to discuss its third quarter results for the period ended September 30, 2024, Thursday, November 21, 2024, at 8:30 AM ET. Those interested in participating in the conference call are invited to dial (877) 704-4453. International callers may dial (201) 389-0920. A live webcast of the conference call will include a slide presentation and will be available online at https://ir.waldencast.com/. A replay of the webcast will remain available on the website until the Company's next conference call. The information accessible on, or through, our website is not incorporated by reference into this release.

Non-GAAP Financial Measures
In addition to the financial measures presented in this release in accordance with U.S. GAAP, Waldencast separately reports financial results on the basis of the measures set out and defined below which are non-GAAP financial measures. Waldencast believes the non-GAAP measures used in this release provide useful information to management and investors regarding certain financial and business trends relating to its financial condition and results of operations. Waldencast believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends. These non-GAAP measures also provide perspective on how Waldencast’s management evaluates and monitors the performance of the business.
There are limitations to non-GAAP financial measures because they exclude charges and credits that are required to be included in GAAP financial presentation. The items excluded from GAAP financial measures such as net income/loss to arrive at non-GAAP financial measures are significant components for understanding and assessing our financial performance. Non-GAAP financial measures should be considered together with, and not alternatives to, financial measures prepared in accordance with GAAP.
Please refer to definitions set out in the release and the tables included in this release for a reconciliation of these metrics to the most directly comparable GAAP financial measures.
Comparable Net Revenue is defined as Net Revenue excluding sales related to the former Obagi Medical China business, which was not acquired by Waldencast at the time of the Business Combination (the “Obagi Medical China Business”) as was presented in previous earnings releases. The sales to the Obagi Medical China business have a below market sales price for a defined period of time after the acquisition of Obagi Medical. As a result of the acquisition, a below market contract liability was recognized and is amortized based on sales. This adjustment is shown in the Adjusted EBITDA reconciliation. Management believes that this non-GAAP measures provides perspective on how Waldencast’s management evaluates and monitors the performance of the business. See reconciliation to U.S. GAAP Net Revenue in the Appendix.
Comparable Net Revenue Growth is defined as the growth in Comparable Net Revenue period over period expressed as a percentage.
Adjusted Gross Profit is defined as GAAP gross profit excluding the impact of inventory fair value adjustments, amortization of the supply agreement and formulation intangible assets, discontinued product write-off, and the amortization of the fair value of the related party liability the Obagi Medical China Business. The Adjusted Gross Profit reconciliation by Segment for each period is included in the Appendix.
Adjusted Gross Margin is defined as Adjusted Gross Profit divided by GAAP Net Revenue.
Adjusted EBITDA is defined as GAAP net income (loss) before interest income or expense, income tax (benefit) expense, depreciation and amortization, and further adjusted for the items as described in the reconciliation below. We believe this information will be useful for investors to facilitate comparisons of our operating performance and better identify trends in our business. Adjusted EBITDA excludes certain expenses that are required to be presented in accordance with GAAP because management believes they are non-core to our regular business. These include non-cash expenses, such as depreciation and amortization, stock-based compensation, inventory fair value adjustments, the amortization of fair value of the related party liability to the Obagi Medical China Business, change in fair value of financial instruments, loss on impairment of leases, and foreign currency transaction loss (gain). In addition, adjustments include expenses that are not related to our underlying business performance including (1) legal, advisory and consultant fees related to the financial restatement of previously issued financial statements and associated regulatory investigation; (2) costs to recover and the value of the inventory recovered from the acquisition of the Vietnam distributor, and the associated discontinued product; and (3) other non-recurring costs, primarily legal settlement costs and restructuring costs. The Adjusted EBITDA by Segment for each period is included in the Appendix.
Adjusted EBITDA Margin is defined as Adjusted EBITDA as a percentage of net revenue. The Adjusted EBITDA Margin reconciliation by Segment for each period is included in the Appendix.

(In thousands, except for percentages)	Three Months Ended September 30, 2024	Three Months Ended September 30, 2023	Nine months ended September 30, 2024	Nine months ended September 30, 2023
Net Loss	$(13,145)	$(36,456)	$(26,051)	$(73,237)
Adjusted For:
Depreciation and amortization	14,989	15,374	45,002	45,635
Interest expense, net	4,355	5,001	13,067	14,613
Income tax expense (benefit)	(1,649)	(1,490)	(4,003)	(5,999)
Stock-based compensation expense	1,872	2,080	6,399	7,558
Legal and advisory non-recurring costs(1)	8,026	9,211	18,465	19,834
Change in fair value of warrants and interest rate collar	(3,390)	9,437	(24,122)	7,970
Amortization of related party liability(2)	(732)	(1,687)	(1,510)	(4,058)
Other costs(3)	1,089	3,409	1,852	6,467
Adjusted EBITDA	11,415	4,879	29,099	18,783
Net Revenue	$70,203	$53,683	$201,785	$163,021
Net Loss % of Net Revenue	(18.7)%	(67.9)%	(12.9)%	(44.9)%
Adjusted EBITDA Margin	16.3%	9.1%	14.4%	11.5%
(1) Includes mainly legal, advisory and consultant fees related to the financial restatement for FY 2022 and associated regulatory investigation.
(2) Relates to the fair value of the related party liability for the unfavorable discount to the Obagi Medical China Business as part of the Business Combination.
(3) Other costs include the amortization of the fair value step-up as a result of the business combination, legal settlements, foreign currency transaction losses, the cost and gain of the recovery of inventory from the Vietnam distributor, product discontinuation costs related to advanced purchases for the Vietnam distributor, lease impairments and restructuring costs.
Net Debt Position is defined as the principal outstanding for the 2022 Term Loan and 2022 Revolving Credit Facility minus the cash and cash equivalents as of September 30, 2024.

(In thousands)	Reconciliation of Net Carrying Amount of debt to Net Debt
Current portion of long-term debt	$27,699
Long-term debt	141,213
Net carrying amount of debt	168,912
Adjustments:
Add: Unamortized debt issuance costs	2,715
Less: Cash & cash equivalents	(17,648)
Net Debt	$153,979

About Waldencast plc
Founded by Michel Brousset and Hind Sebti, Waldencast’s ambition is to build a global best-in-class beauty and wellness operating platform by developing, acquiring, accelerating, and scaling conscious, high-growth purpose-driven brands. Waldencast’s vision is fundamentally underpinned by its brand-led business model that ensures proximity to its customers, business agility, and market responsiveness, while maintaining each brand’s distinct DNA. The first step in realizing its vision was the business combination with Obagi Medical and Milk Makeup. As part of the Waldencast platform, its brands will benefit from the operational scale of a multi-brand platform; the expertise in managing global beauty brands at scale; a balanced portfolio to mitigate category fluctuations; asset light efficiency; and the market responsiveness and speed of entrepreneurial indie brands. For more information please visit: https://ir.waldencast.com/.
Obagi Medical is an industry-leading, advanced skin care line rooted in research and skin biology, refined with a legacy of 35 years’ experience. First known as leaders in the treatment of hyperpigmentation with the Obagi Medical Nu-Derm® System, Obagi Medical products are designed to diminish the appearance of premature aging, photodamage, skin discoloration, acne, and sun damage. More information about Obagi Medical is available on the brand’s website at www.obagi.com.
Founded in 2016, Milk Makeup quickly became a cult-favorite among the beauty community for its values of self-expression and inclusion, captured by its signature Live Your Look, its innovative formulas and clean ingredients. The brand creates vegan, cruelty-free, clean formulas from its Milk Makeup HQ in Downtown NYC. Currently, Milk Makeup offers over 300 products through its U.S. website www.MilkMakeup.com, and its retail partners including Sephora in North America, Europe, the Middle East and Australia and Cult Beauty and Selfridges in the UK.
Cautionary Statement Regarding Forward-Looking Statements
All statements in this release that are not historical, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about: statements regarding Waldencast’s outlook and guidance for Q4 2024 and Fiscal 2024, the Company’s ability to deliver financial results in line with expectations; expectations regarding sales, earnings or other future financial performance and liquidity or other performance measures; the Company’s long-term strategy and future operations or operating results; expectations with respect to the Company’s industry and the markets in which it operates; future product introductions; developments relating to the ongoing investigation and legal proceedings; and any assumptions underlying any of the foregoing. Words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “should,” and “will” and variations of such words and similar expressions are intended to identify such forward-looking statements.
These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of the Company, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements, including, among others: (i) the inability to recognize the anticipated benefits of the business combination with Obagi Medical and Milk Makeup, (ii) the ability of the Company to file required financial results in a timely manner, (iii) the Company’s ability to successfully remediate the material weaknesses in the Company’s internal control over financial reporting, (iv) the potential for delisting, legal proceedings or existing or new government investigation or enforcement actions, including those relating to the restatement or the subject of the Audit Committee of the Company’s Board of Directors’ review further described in the Company's annual report filed on Form 20-F for the year ended December 31, 2022 or inability to finalize financial results in a timely manner, (v) the Company’s ability to obtain additional waivers from the Administrative Agent and the lenders under its credit facilities for any defaults or events of default, (vi) volatility of Waldencast's securities due to a variety of factors, including Waldencast's inability to implement its business plans or meet or exceed its financial projections and changes, (vii) the ability to implement business plans, forecasts, and other expectations, and identify and realize additional opportunities, (viii) the ability of Waldencast to implement its strategic initiatives and continue to innovate Obagi Medical’s and Milk Makeup’s existing products and anticipate and respond to market trends and changes in consumer preferences, (ix) any shifts in the preferences of consumers as to where and how they shop, and (x) social, political and economic conditions. These and other risks, assumptions and uncertainties are more fully described in the Risk Factors section of our 2023 20-F (File No. 01-40207), filed with the Securities and Exchange Commission (the “SEC”) on April 30, 2024, and in our other documents that we file or furnish with the SEC, which you are encouraged to read.
Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to rely on these forward-looking statements, which speak only as of the date they are made. Waldencast expressly disclaims any current intention, and assumes no duty, to update publicly any forward-looking statement after the distribution of this release, whether as a result of new information, future events, changes in assumptions or otherwise.
Contacts:
Investors
ICR
Allison Malkin
waldencastir@icrinc.com
Media
ICR
Brittney Fraser/Alecia Pulman
waldencast@icrinc.com

Appendix
Comparable Net Revenue Growth

	Group				Obagi Medical
(In thousands, except for percentages)	Three months ended September 30, 2024	Three months ended September 30, 2023	Nine months ended September 30, 2024	Nine months ended September 30, 2023	Three months ended September 30, 2024	Three months ended September 30, 2023	Nine months ended September 30, 2024	Nine months ended September 30, 2023
Net Revenue	$70,203	$53,683	$201,785	$163,021	$38,690	$28,167	$107,055	$85,181
Obagi Medical China Business	995	2,257	2,069	5,619	995	2,257	2,069	5,619
Comparable Net Revenue	$69,208	$51,426	$199,716	$157,402	$37,695	$25,910	$104,986	$79,562
Comparable Growth	34.6%		26.9%		45.5%		32.0%

Adjusted Gross Profit

	Group
(In thousands, except for percentages)	Three months ended September 30, 2024	Three months ended September 30, 2023	Nine months ended September 30, 2024	Nine months ended September 30, 2023
Net Revenue	$70,203	$53,683	$201,785	$163,021
Gross Profit	$48,121	$35,922	$142,294	$104,101
Gross Profit Margin	68.5%	66.9%	70.5%	63.9%
Gross Margin Adjustments:
Amortization of the fair value of the related party liability(1)	(732)	(1,687)	(1,510)	(4,058)
Amortization of the inventory fair value adjustment(2)	—	—	—	1,691
Discontinued product write-off(3)	1,200	—	1,726	—
Amortization impact of intangible assets(4)	2,801	2,921	8,404	8,404
Adjusted Gross Profit	$51,390	$37,155	$150,913	$110,138
Adjusted Gross Margin %	73.2%	69.2%	74.8%	67.6%
(1) Relates to the fair value of the related party liability for the unfavorable discount to the Obagi Medical China Business as part of the Business Combination.
(2) Relates to the amortization of the inventory fair value step-up as a result of the Business Combination.
(3) Relates to the advanced purchase of specific products for the market in Vietnam sold through the Vietnam distributor that became obsolete when the contract was terminated.
(4) The Supply Agreement and Formulations intangible assets are amortized to COGS.

	Obagi Medical				Milk Makeup
(In thousands, except for percentages)	Three months ended September 30, 2024	Three months ended September 30, 2023	Nine months ended September 30, 2024	Nine months ended September 30, 2023	Three months ended September 30, 2024	Three months ended September 30, 2023	Nine months ended September 30, 2024	Nine months ended September 30, 2023
Net Revenue	$38,690	$28,167	$107,055	$85,181	$31,513	$25,516	$94,730	$77,840
Gross Profit	$27,139	$18,066	$76,710	$53,406	$20,982	$17,855	$65,590	$50,695
Gross Profit Margin	70.1%	64.1%	71.7%	62.7%	66.6%	70.0%	69.2%	65.1%
Gross Margin Adjustments:
Amortization of the fair value of the related party liability	(732)	(1,687)	(1,510)	(4,058)	—	—	—	—
Amortization of the inventory fair value adjustment	—	—	—	—	—	—	—	1,691
Discontinued product write-off	1,200	—	1,726	—	—	—	—	—
Amortization impact of intangible assets	2,801	2,921	8,404	8,404	—	—	—	—
Adjusted Gross Profit	$30,408	$19,300	$85,329	$57,752	$20,982	$17,855	$65,590	$52,386
Adjusted Gross Margin %	78.6%	68.5%	79.7%	67.8%	66.6%	70.0%	69.2%	67.3%

Adjusted EBITDA Margin by Segment

	Obagi Medical				Milk Makeup
(In thousands, except for percentages)	Three months ended September 30, 2024	Three months ended September 30, 2023	Nine months ended September 30, 2024	Nine months ended September 30, 2023	Three months ended September 30, 2024	Three months ended September 30, 2023	Nine months ended September 30, 2024	Nine months ended September 30, 2023
Net (Loss) Income	$(7,975)	$(11,647)	$(19,410)	$(23,906)	$3,647	$(1,050)	$8,573	$(1,700)
Adjusted For:
Depreciation and amortization	10,405	10,853	31,195	31,578	4,584	4,521	13,808	14,057
Interest expense, net	3,001	3,325	9,323	9,303	(3)	162	2	586
Income tax expense (benefit)	(1,717)	(1,498)	(4,074)	(6,008)	8	—	8	1
Stock-based compensation expense	193	52	(793)	1,043	(43)	478	1,506	1,908
Legal and advisory non-recurring costs	3,238	583	3,993	583	—	27	—	27
Amortization of related party liability	(732)	(1,687)	(1,510)	(4,058)	—	—	—	—
Other costs	1,072	3,277	1,954	4,346	334	133	354	2,139
Adjusted EBITDA	$7,484	$3,258	$20,678	$12,882	$8,526	$4,272	$24,249	$17,016
Net Revenue	$38,690	$28,167	$107,055	$85,181	$31,513	$25,516	$94,730	$77,840
Net (Loss) Income % of Net Revenue	(20.6)%	(41.4)%	(18.1)%	(28.1)%	11.6%	(4.1)%	9.0%	(2.2)%
Adjusted EBITDA Margin	19.3%	11.6%	19.3%	15.1%	27.1%	16.7%	25.6%	21.9%

	Central costs
(In thousands, except for percentages)	Three months ended September 30, 2024	Three months ended September 30, 2023	Nine months ended September 30, 2024	Nine months ended September 30, 2023
Net Loss	$(8,816)	$(23,759)	$(15,213)	$(47,631)
Adjusted For:
Interest expense, net	1,357	1,514	3,742	4,723
Income tax expense	60	8	64	8
Stock-based compensation expense	1,723	1,549	5,686	4,608
Legal and advisory non-recurring costs	4,788	8,601	14,471	19,224
Change in fair value of warrants and interest rate collar	(3,390)	9,437	(24,122)	7,970
Other costs	(316)	(1)	(455)	(18)
Adjusted EBITDA	$(4,595)	$(2,651)	$(15,829)	$(11,116)
Net Revenue	N/A	N/A	N/A	N/A
Net Loss % of Net Revenue	N/A	N/A	N/A	N/A
Adjusted EBITDA Margin	N/A	N/A	N/A	N/A

Fully Diluted Share Count

			Shares
Class A Ordinary Shares Outstanding (as of November 15, 2024)			111,818,130
Class A ordinary shares subject to outstanding stock options held by our executive officers that are currently exercisable or exercisable within 60 days of the record date			3,833,332
Class A ordinary shares subject to restricted stock units that are vested or will vest within 60 days of the record date, but have not yet been settled[1]			266,246
Total Class A Outstanding with Dilutive Executive Awards			115,917,708

Class B Shares Outstanding[2] (as of November 15, 2024)			10,766,528
Less: Dilutive Executive Shares from Above			4,099,578
Basic share outstanding			122,584,658
Vested employee RSUs[1]			266,246
Basic shares outstanding			122,850,904

	No. of Shares	Weighted Avg. Strike Price
Unvested employee RSUs[3]			5,478,083
Vested employee stock rights with exercise prices[4]	10,215,200	$11.20	—
Unvested employee stock rights with exercise prices[4]	8,062,239	$13.87	—
Total diluted shares outstanding			128,328,987
Warrants[5]		$11.50	29,533,282
1 Vested RSUs included in basic shares outstanding as they have been approved but not issued.
2 Waldencast plc Class B shares owned by former members of Milk Makeup.
3 Unvested RSUs includes awards granted in October 2024.
4 Dilution from employee stock rights with exercise prices assumes net share settlement under treasury stock method, based on WALD closing price on November 14, 2024.
5 Includes 17,869,732 Waldencast plc private placement warrants.